



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **July 25, 2003**

Commission File Number	Exact name of registrants as specified in their charters, address of principal executive offices and registrants' telephone number	IRS Employer Identification Number
1-8841	**FPL GROUP, INC.**	59-2449419
1-3545	**FLORIDA POWER & LIGHT COMPANY**	59-0247775
	700 Universe Boulevard	
	Juno Beach, Florida 33408	
	(561) 694-4000	

State or other jurisdiction of incorporation or organization: Florida

Item 7. Financial Statements and Exhibits

Exhibit No.	Description
99	FPL Group, Inc. Press Release dated July 25, 2003

Item 9. Regulation FD Disclosure

THE INFORMATION IN THIS REPORT IS BEING FURNISHED PURSUANT TO ITEM 12 "DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION."

On July 25, 2003, FPL Group, Inc. issued a press release announcing second quarter 2003 earnings for FPL Group, Inc. and Florida Power & Light Company. A copy of the press release is attached as Exhibit 99.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly authorized.


FPL GROUP, INC.
FLORIDA POWER & LIGHT COMPANY
(Registrants)


Date: July 25, 2003


K. MICHAEL DAVIS
K. Michael Davis
Controller and Chief Accounting Officer of FPL Group, Inc.
Vice President, Accounting, Controller and
Chief Accounting Officer of Florida Power & Light Company
(Principal Accounting Officer of the Registrants)
